                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 8-A/A
                                 Amendment No. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 Uni-Marts Inc.

             (Exact name of registrant as specified in its charter)

         Delaware                                             25-1311379

(State of incorporation or organization)                   (I.R.S. Employer
                                                           Identification No.

477 East Beaver Avenue, State College, PA                     16801-5690

(Address of principal executive offices)                      (Zip Code)

This form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c). [ X ]

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
         -------------------                     ------------------------------

Common Stock, par value $.10                     American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.           Description of Registrant's Securities to be Registered.

         The following description amends and restates in its entirety the "Description of Registrant's Securities to be Registered" contained in the Company's Registration Statement on Form 8-A, as amended on March 25, 1999 (File No. 1-11556), pertaining to the Company's Common Stock, par value $0.10.

General

         The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, $0.10 par value per share. As of February 8, 2002, there were 7,397,850 shares of Common Stock outstanding, including 310,897 shares held in the treasury.

         The following summary description of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate"), the Company's Amended and Restated By-laws (the "By-laws") and by provisions of applicable law. Copies of the Certificate and By-laws have been filed with the Securities and Exchange Commission.

         Holders of Common Stock are entitled to one vote per share, to receive dividends on a ratable basis when and if declared by the Board of Directors (to the extent funds are legally available to pay such dividends) and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are duly authorized, fully paid and nonassessable. Holders of Common Stock do not have cumulative voting rights. The holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all the directors standing for election and may decide any question brought before a duly convened meeting of stockholders of the Company, or may consent in writing to any action required to be taken at any such meeting of stockholders or any action which may be taken without a meeting, unless the question is one upon which applicable law requires a different vote.

Stockholder Rights Plan

         On February 6, 2002, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock payable to stockholders of record at the close of business on February 19, 2002 (the "Record Date"). One Right will also be issued to the holder of each share of Common Stock that becomes outstanding after the Record Date and before the earliest of (i) the Distribution Date, as defined below,
(ii) the redemption of the Rights, and (iii) the expiration of the Rights. Except as set forth below, and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company two-thirds of a share of Common Stock (a "Fractional Share"), for an exercise price of $10.67 per Right (the "Purchase Price"). Under certain circumstances, as set forth in the Rights Agreement, the Company may substitute other securities or property for the Fractional Share otherwise obtainable upon exercise of a Right. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") dated as of February 6, 2002 between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

         The Rights are not exercisable until the "Distribution Date" which is the earlier of (i) the date which is 10 days (or such later date as the Board of Directors may determine) after the commencement of, or first public announcement of an intention to make, a tender or exchange offer by any person or entity (each a "Person"), other than the Company and certain related entities, if, upon the consummation of such offer a Person or group of affiliated or associated Persons would become an Acquiring Person (defined below) or (ii) the date of the first public announcement that a Person or group of affiliated or associated Persons has acquired, or obtained the right to acquire, otherwise than pursuant to a Permitted Offer (defined below), beneficial ownership of 15% or more of the outstanding shares of Common Stock, in each case subject to certain grandfathering provisions. A Person or group whose acquisition of shares of Common Stock causes a Distribution Date to occur pursuant to the foregoing clause (ii) is an "Acquiring Person." The grandfathering provisions are applicable to Henry D. Sahakian, the Company's founder and Chairman, Daniel D. Sahakian, a director of the Company, and certain persons related to or affiliated with them (collectively, the "Grandfathered Persons"), except to the extent that the Grandfathered Persons acquire beneficial ownership of Common Stock (other than as a result of the acquisition of Common Stock or the right to acquire shares of Common Stock, directly or indirectly, from the Company) that would increase the percentage beneficial ownership of the outstanding Common Stock of the Company held by the Grandfathered Persons, as compared to the percentage beneficial ownership of the Grandfathered Persons on the date of the Rights Agreement, by more than 1% of the outstanding Common Stock of the Company.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the Common Stock certificates and not by separate certificates and will be transferred with and only with such Common Stock certificates (except in connection with the redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date will contain a notation referring to the Rights associated with such shares of Common Stock, incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable after the Distribution Date, separate Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights.

         The Rights will expire at the close of business on January 31, 2012, unless earlier redeemed by the Company as described below.

         In the event that any Person becomes an Acquiring Person (otherwise than pursuant to a Permitted Offer), the Rights will be modified automatically so that each holder of a Right will thereafter have, in lieu of the right to purchase a Unit, the right (the "Flip-In Right") to receive upon exercise of the Right the number of shares of Common Stock which, immediately before such Acquiring Person became an Acquiring Person, had a market value equal to twice the amount of the exercise price of the Right. Notwithstanding the foregoing, after such Person shall have become an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void, and any holder of such Rights will have no right to exercise such Rights. A "Permitted Offer" is a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which the Board of Directors determines to be adequate and otherwise in the best interests of the Company and its stockholders (other than such Acquiring Person, its affiliates and associates) taking into account all factors that the directors may deem relevant thereto.

         In the event that, at any time after a Person or group has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power or (ii) more than 50% of the Company's assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions), in any such case with or to an Acquiring Person or any affiliate or associate thereof or any other Person in which such Acquiring Person, affiliate or associate has an interest or any Person acting on behalf of or in concert with such Acquiring Person (or, if in such transaction all holders of shares of Common Stock are not treated alike, any other Person), then each holder of a Right (except Rights which previously have become null and void as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of the Right, shares of common stock of the acquiring company having a value equal to twice the amount of the exercise price of the Right. Each such holder of a Right will continue to have a Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right, and such holder will have a successive Flip-Over Right on each occurrence of a transaction specified in the first sentence of this paragraph.

         At any time before a Person or group becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), subject to adjustment. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Notice of redemption will be given by mail to each holder of Rights at such holder's last address on the registry books for the Rights, or, at the Company's option, by issuing a press release and mailing payment of the redemption price to the registered holders of the Rights.

         The Purchase Price payable, and the number and kind of securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain changes in the Common Stock or distributions of such stock or other events which would otherwise diminish the benefits intended to be afforded by the Rights. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

         No fractional Rights or shares of Common Stock will be issued (other than fractions of a share of Common Stock which are one one-third of a share or an integral multiple of one one-third of a share) and, in lieu thereof, a payment in cash will be made based on the market price of the Rights or Common Stock, as the case may be, on the last trading date prior to the date of exercise of the Rights involved or the Company may issue scrip, warrants or depositary receipts.

         Prior to the Distribution Date, the Board of Directors may, without the approval of any holder of Rights, supplement or amend any provision of the Rights Agreement other than to decrease the Redemption Price, increase the Exercise Price, or decrease the number of fractional shares of Common Stock constituting a Fractional Share, or decreases the amount of other securities, cash or property for which a Right is exercisable. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors only to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of the holders of Rights (other than holders whose Rights have become null and void as set forth above) or to shorten or lengthen any time period under the Rights Agreement; provided that no such amendment may be adopted to adjust the time period governing redemption at a time when the Rights are not redeemable.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends, other distributions, or payments of principal or interest. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

         The summary description of the Rights set forth herein does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4(ii) hereto and incorporated by reference herein.

Possible Anti-takeover Provisions

         The Rights Agreement and certain provisions of the Certificate and By-laws could have the effect of delaying, deferring or preventing, to varying degrees and in various circumstances, an attempt to acquire control of the Company without approval of the Board of Directors, even if such acquisition of control may be favorable to the interests of some or all of the Company's stockholders. These provisions of the Certificate and By-laws are discussed below.

         The Company's Certificate of Incorporation expressly authorizes the Board of Directors, in considering a takeover offer, to consider, among other things, the social, economic or any other material impact which an acquisition of the Company, or substantially all of its assets, would have upon the employees and customers of the Company and the communities which it serves. The Board may also consider any or all of the following:

         (1) whether the offer is acceptable based on historical and present operating results or the financial condition of the Company and its future prospects;

         (2) whether a more favorable offer could be obtained for the Company, its securities or its assets in the future;

         (3) the reputation and business practice of the offeror and its management and affiliates as they would affect the employees and customers of the Company and the future value of the Company's stock;

         (4) the value of securities (if any) which the offeror is offering in exchange for the Company's securities or assets based on an analysis of the worth of the Company as compared to the offeror corporation or other entity whose securities are being offered; and

         (5) any antitrust or other legal or regulatory issues that are raised by the offer.

In addition, the Certificate of Incorporation specifically authorizes the Board to take defensive actions if it determines that any such offer should be rejected.

         The Company's By-laws provide that the Board of Directors consists of three classes of directors, each serving for a term of three years with the term of one class expiring each year. Generally, a stockholders desiring to make a nomination for election to the Board of Directors must submit such nomination to the Company (in writing and with certain requisite information) at least forty-five (45) days prior to the date on which the Company first mailed its proxy materials for the immediately preceding year's annual meeting. In addition, the By-laws provide that a special meeting of stockholders may be called only by the Chairman or a majority of the Board of Directors.


Item 2.           Exhibits

Exhibit 3(i)      --       Amended and Restated Certificate of Incorporation.

Exhibit 3(ii)     --       Amended and Restated By-laws.

Exhibit 4(i)      --       Specimen Certificate of Uni-Marts, Inc. Common Stock

Exhibit 4(ii)     --       Rights Agreement between the Company and Mellon
                           Investor Services LLC, as Rights Agent, dated
                           February 6, 2002 including Summary of Rights to
                           Purchase Common Stock, as Exhibit A thereto, and form of Rights Certificate, as Exhibit B thereto.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNI-MARTS, INC.
(Registrant)


By:      /S/ HENRY D. SAHAKIAN
         ---------------------
         Name:    Henry D. Sahakian
         Title:   Chairman of the Board
         Date:    February 14, 2002

                                  EXHIBIT INDEX


Exhibit 3(i)      --       Amended and Restated Certificate of Incorporation of
                           the Company (filed as Exhibit 3.1 to the Company's
                           Quarterly Report on Form 10-Q for the period ended
                           March 30, 1995, File No. 1-11556, and incorporated herein by reference thereto).

Exhibit 3(ii)     --       Amended and Restated By-Laws of the Company (Filed as
                           Exhibit 3.2 to the Annual Report of Uni-Marts, Inc.
                           on Form 10-K/A for the year ended September 30, 2001, filed on February 6, 2002, and incorporated herein by reference thereto).

Exhibit 4(i)      --       Specimen Certificate of the Company's Common Stock
                           (filed as Exhibit 4.3 to the Company's Quarterly
                           Report on Form 10-Q for the period ended April 1, 1993, File No. 1-11556, and incorporated herein by reference thereto).

Exhibit 4(ii)     --       Rights Agreement between the Company and Mellon
                           Investor Services LLC, as Rights Agent, dated
                           February 6, 2002 including Summary of Rights to
                           Purchase Common Stock, as Exhibit A thereto, and form of Rights Certificate, as Exhibit B thereto.